Exhibit 99.1

Able View Announced Receipt of

Nasdaq Notification Regarding Minimum Bid Price Deficiency

SHANGHAI, CHINA /ACCESSWIRE/ December 9, 2025/ -- Able View Global Inc. (Nasdaq: ABLV) (“Able View” or the “Company”), one of the largest comprehensive brand management partners of international beauty and personal care brands in China, today announced that on December 4, 2025, the Company received a notification letter from the Nasdaq Listing Qualifications Department (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement from October 22, 2025 through December 3, 2025. As set forth in the Nasdaq Listing Rules 5550(a)(2) (“Nasdaq Listing Rule”), it requires that the closing bid price for the Company’s ordinary shares listed on the Nasdaq be maintained at a minimum of USD$1.00 and failure to meet it for 30 consecutive trading days constitutes a compliance deficiency.

The notification has no immediate effect on the listing of the Company’s ordinary shares on the Nasdaq.

In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until June 2, 2026, to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time during this 180-day period, or before June 2, 2026, the closing bid price of the Company’s ordinary shares is at least USD$1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement. In the event the Company does not regain compliance by June 2, 2026, the Company may be eligible for additional time to regain compliance, if the Company provides written notice of its intention to cure the deficiency during the second compliance period and is in compliance with the continued listing requirement for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. If it appears to the staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting, and the Company may appeal such determination to a hearing panel. In addition, if during the first compliance period, or the second compliance period (if any), the Company’s ordinary shares have a closing bid price of USD$0.10 or less for ten consecutive trading days, Nasdaq will issue a Staff Delisting Determination under Rule 5810 with respect to the ordinary shares.

The Company intends to monitor the closing bid price of its ordinary shares between now and June 2, 2026. In the event the Company is not eligible for additional time to regain compliance with the Nasdaq requirements towards the end of the first compliance period, the Company’s board of directors will consider options that may be available to achieve compliance.

About Able View Global Inc.

Able View is China's second-largest e-commerce hub for international beauty and personal care brands, offering a comprehensive suite of brand-management services. These services include strategic planning, branding, digital and social marketing, omni-channel sales, customer service, and integrated logistics such as overseas shipping, warehousing, and fulfilment. Able View owns and manages a diverse portfolio of products that range from niche to prestige and masstige categories, solidifying a strong presence in the Chinese market. The Company's mission is to enhance these brands' power and premium status, ensuring sustainable growth and long-term success in China. The Company’s website is www.ableview.com. The Company routinely posts important updates on its website.

For further information, please visit www.ableview.com or contact:

Able View Global Inc.

Dennis Tang, CFO

E: info@ableview.com

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the successful consummation of the business combination, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Able View expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Able View's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based except as required by the applicable law, regulations or rules.